Exhibit 13





                    Class A Recapitalization Term Sheet
                    -----------------------------------

1. Charter Amendment -The charter of Continental Airlines, Inc. (together with its affiliates, "CO") will be amended by requisite stockholder vote to recapitalize Class A common stock as described in Section 2 below, to eliminate all references to Class A and Class D common stock and related provisions, to redesignate the Class B common stock as "common stock", to effect the Rights Plan charter provision discussed below and to eliminate all special rights of Air Partners. Required vote for the recapitalization is vote of Class A, voting as a separate class, and vote of Class A and Class B, voting together as a single class. Northwest Airlines Corporation (together with its affiliates, "NW") will agree to vote all Class A common stock owned by NW in favor of the recapitalization and charter amendment. The recapitalization and charter amendment will be effective (the "Effective Time") immediately after the closing of the Repurchase described below.

2. Recapitalization - Each share of Class A common stock outstanding at the Effective Time will be reclassified, by charter amendment, into 1.32 shares of CO common stock.

3. Repurchase -Immediately prior to the Effective Time, CO will purchase from NW and NW will sell to CO, for $450 million in cash, 6,685,279 shares of CO Class A common stock then owned by NW (the "Repurchase"). The closing of the Repurchase will be conditioned on CO having received a minimum of $200 million in net proceeds from a sale of its equity securities (as to which sale NW shall waive any applicable pre-emptive rights under the Governance Agreement). At the Effective Time, the remaining 1,975,945 shares of CO Class A common stock held by NW will be reclassified into 2,608,247 shares of CO common stock. NW will be entitled to use its existing registration rights with respect to such CO common stock (and the existing agreement shall be amended to specifically include NW's 2,608,247 shares of CO common stock and to not terminate if NW's ownership is greater than 500,000 shares of CO common stock), and CO will provide reasonable assistance to NW if NW wishes at some future time to sell such CO common stock in a secondary public offering.

4.  Master Alliance Agreement-

(i) Term. The Master Alliance Agreement will be amended to extend its term until the end of the year 2025, with automatic 5 year renewals thereafter unless either party gives three years' advance notice of non-renewal.

(ii) Issuance of Series B Preferred Stock. As an inducement to Northwest's agreeing to the recapitalization and Repurchase and in connection with the amendment to the Master Alliance Agreement, CO will issue to NW one share of Series B Preferred Stock (as described below) for a consideration of $100 in cash.

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(iii)    Additional Termination Rights.

(a) In the event of a NW Change of Control, each of CO and NW shall have the right to terminate the Master Alliance Agreement on 6 months' prior written notice, without liability or penalty to the other party.

(b) In the event of a CO Change of Control, NW shall have the right to terminate the Master Alliance Agreement on 6 months' prior written notice, without liability or penalty to CO. In the event of a CO Change of Control, and (I) NW shall have the voting rights described in Section 5(i) below and shall vote its Series B Preferred Stock in favor of such CO Change of Control (or vote its Series B Preferred Stock in favor of the amendment of the Revised Rights Plan described below or the redemption of outstanding rights thereunder to permit such CO Change of Control), (II) the Series B Preferred Stock has become redeemable or has been redeemed or otherwise acquired by CO other than as a result of a final and non-appealable court order, or (III) the Series B Preferred Stock has become redeemable or has been redeemed or otherwise acquired by CO as a result of a final and non-appealable court order and one or more of the events referred to in Section 5(v)(b), 5(v)(c) or 5(v)(d) has occurred, then in any such event CO shall have the right to terminate the Master Alliance Agreement on 6 months' prior written notice, without liability or penalty to NW.

(c) In the event that CO has the right to redeem the Series B Preferred Stock pursuant to Section 5(v)(a) or 5(v)(c) below, then CO shall have the right to terminate the Master Alliance Agreement on 6 months' prior written notice, without liability or penalty to NW.

(d) For purposes of this term sheet, a "Change of Control" with respect to either NW or CO shall mean any merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving NW or CO, or any sale or disposition of all or substantially all of NW's or CO's airline assets on a consolidated basis, involving, or the acquisition of beneficial ownership of 25% or more of the equity securities or voting power of NW or CO by, a third-party air carrier or carriers with annual passenger revenues in any such carrier's most recently completed fiscal year in excess of $1 billion, or an affiliate of any such third-party air carrier(s), or the execution of definitive agreements in respect of any such transaction.

5. Series B Preferred Stock - The Series B Preferred Stock will be created by the CO board pursuant to a certificate of designations and will have the following rights, powers and preferences:



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(i)      Vote on Change of Control Transactions-Subject to Section 5(iii)
below, the Series B Preferred Stock will have a separate class vote (A) in any required vote of CO's stockholders with respect to any CO Change of Control, or (B) on any dividend or distribution of all or substantially all of CO's airline assets. See Section 5(viii) for a vote regarding transfers of all or substantially all of CO's airline assets to one or more of its affiliates and Section 7 for a vote regarding certain amendments or redemptions of rights under the Revised Rights Plan.

(ii) Vote on Other Matters -Except as described in Sections 5(i), 5(viii) and 7 or as otherwise required by applicable law, the Series B Preferred Stock will not vote on any other matter, other than a change to the terms of the Series B Preferred Stock that adversely affects the rights of the holders of Series B Preferred Stock, whether effected by merger, charter amendment or otherwise, with any such change to such terms requiring the affirmative separate class vote of the Series B Preferred Stock.


(iii) Termination of Voting Rights -If the Series B Preferred Stock becomes redeemable, then the voting rights described in Sections 5(i), 5(viii) and 7 will automatically terminate, and the stock will have no voting rights, other than in respect of a charter amendment adversely affecting the rights of the holders of Series B Preferred Stock or as otherwise required by applicable law.

(iv)     Dividends -The Series B Preferred Stock will pay no dividends.

(v) Redemption -The Series B Preferred Stock will be redeemable at the option of CO for an amount equal to its liquidation preference at any time
(a) if the Series B Preferred Stock is transferred or encumbered except as contemplated by Section 5(ix), (b) after a Change of Control of NW, (c) if NW materially breaches the Standstill Agreement (as described below), subject to the ability to cure inadvertent breaches within a reasonable period of time, or triggers the Revised Rights Plan (as described below), or (d) if the Master Alliance Agreement (as amended as described above) between CO and NW terminates or expires, other than as a result of a breach or wrongful termination thereof by CO.

(vi) Liquidation Preference -The liquidation preference of the Series B Preferred Stock will be $100.

(vii) Authorized Number of Shares -The authorized number of shares of Series B Preferred Stock shall be one.



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(viii)   Certain Transfers of Assets -  CO will not transfer all or substantially all of its airline assets to one or more affiliates without the vote of the Series B Preferred Stock, voting as a separate class, unless a "mirror image" Series B Preferred Stock is issued by such affiliate(s) to NW, and if a new parent company is created, the Series B Preferred Stock must exist at the holding company as well as at the subsidiaries, and the Revised Rights Plan must exist at the holding company and at any subsidiaries that are publicly held.

(ix) Transfer Restrictions - NW may not transfer or encumber (including by granting any proxy) the Series B Preferred Stock except that NW may transfer the Series B Preferred Stock by operation of law to the successor of NW.

10. Standstill Agreement - At closing, CO and NW will enter into a customary standstill agreement in the form to be attached to the definitive documents (the "Standstill Agreement") with the same standstill restrictions and conduct restrictions as are currently contained in the Governance Agreement, except that (i) there shall be no restriction on nonpublic lawful communications regarding ordinary course business activities between NW directors, officers and employees and CO directors, officers and employees,
(ii) any CO common stock beneficially owned by NW after the Repurchase and not sold will be voted neutrally with respect to all matters (other than a CO Change of Control) and will be voted at the discretion of NW with respect to a CO Change of Control, and (iii) the maximum percent of outstanding CO shares which NW will be permitted to own under the Standstill Agreement will be that percentage of outstanding common stock which NW owns immediately following the Effective Time (the "Permitted Percentage"), which Permitted Percentage will adjust downward upon any disposition of common stock by NW and upward upon any decrease in the total number of shares of common stock outstanding. The Standstill Agreement shall also provide that NW shall be released from its obligation thereunder if CO publicly announces that it is for sale. The Governance Agreement (and related voting trust agreement) and the Supplemental Agreement will be terminated upon the Effective Time.

11. Revised Rights Agreement -The Rights Agreement will be revised (the "Revised Rights Plan") to take into account the effects of the recapitalization, the Repurchase and related matters, and to eliminate NW as an exempt person. As part of the charter amendment, CO's charter will be amended to provide that until the termination of the Series B Preferred Stock voting rights as contemplated by Section 5(iii) (or the earlier redemption or repurchase of the Series B Preferred Stock by CO), CO will maintain and renew, as necessary, the Revised Rights Plan and, without the approval of the Series B Preferred Stock, will not amend the Revised Rights Plan or redeem the rights thereunder to permit any CO Change of Control. This charter

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provision may not be changed, by merger, charter amendment or otherwise, without the affirmative separate class vote of the Series B Preferred Stock.

12. DOJ Settlement - Effectiveness of the recapitalization, the Repurchase and other transactions will be conditioned on settlement of the DOJ litigation against NW and CO in a manner reasonably satisfactory to NW and CO.

13. Waiver of 1992 Air, Inc. Right of First Offer - Prior to entering into definitive agreements, CO will have obtained a waiver or other termination of the rights of offer and re-offer/option with respect to Class A common stock owned by NW contained in NW's Investment Agreement with the Bonderman related entities, which waiver or termination will cease to be effective if the closing of the recapitalization and the Repurchase does not occur. CO has obtained the agreement in principle of 1992 Air, Inc. for such waiver in exchange for $10 million in cash (or, at CO's election, CO common stock, subject to mutually agreeable terms). NW shall agree to terminate, upon the closing of the recapitalization and the Repurchase, the limited proxy with respect to CO equity securities owned by the Bonderman related entities contained in such Investment Agreement.

14. ALPA - Prior to entering into definitive agreements, NW shall have satisfied its obligations, if any, pursuant to Section G.1 of the Continental Alliance Letter of Agreement Number 1 with ALPA for the execution of definitive agreements and the consummation of the transactions described in this Term Sheet.

15. Fairness Opinion -Prior to CO's execution of definitive agreements, CO's board and its Committee of Independent Directors will require the receipt of a fairness opinion from a nationally recognized investment bank in connection with their consideration of the recapitalization and Repurchase.

16. Stockholders' Meeting -Promptly after execution of definitive agreements relating to the recapitalization, the Repurchase and related matters, CO will call a special stockholders' meeting and will circulate a proxy statement containing the recommendation of its Board of Directors in favor of the recapitalization, subject to the Board's fiduciary duties. NW will agree to vote its Class A common stock in favor of the recapitalization and charter amendment at the stockholders' meeting.

17. Closing and Related Matters -The closing of the recapitalization and the Repurchase will be conditioned on consummation of the matters described in Sections 1, 3, 4, 5, 6, 7, 8, 9 and 12, and each of NW and CO shall use its reasonable best efforts to consummate such matters. Each of CO and NW shall

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use their reasonable best efforts to negotiate, have approved by each party's board of directors (and, for CO, approval of its Committee of Independent Directors) and execute definitive agreements related to the recapitalization, the Repurchase and the other matters contemplated by this Term Sheet, and containing customary representations and warranties, by November 13, 2000.
The closing of the transactions contemplated by the definitive agreements shall be conditioned on the absence of an injunction prohibiting the transactions contemplated thereby. In the event of litigation challenging the Repurchase, the recapitalization, the issuance of the Series B Preferred Stock, the amendment of the Master Alliance Agreement or the other transactions contemplated by this Term Sheet or arising under or in connection with the Definitive Agreements, CO will not settle any such litigation in a manner that adversely affects NW or the Bonderman entities without the consent of NW and the Bonderman entities, as the case may be, which consents shall not be unreasonably withheld. Additionally, CO will indemnify and hold harmless NW and the Bonderman entities and their respective directors, officers, partners, employees and agents from and against any losses, damages or expenses arising in connection with any claim, action or proceeding challenging the Repurchase, the recapitalization, the issuance of the Series B Preferred Stock, the amendment of the Master
Alliance Agreement or the other transactions contemplated by this Term Sheet or arising under or in connection with the Definitive Agreements, pursuant to customary terms and conditions. If definitive agreements are not executed by the parties by November 13, 2000, the parties agree to resume the DOJ litigation on Tuesday, November 14, 2000.

18. Alliance Matters - On or before November 13, 2000, NW and CO shall review the Master Alliance Agreement and shall agree as to any technical changes which may be required as a result of the transactions contemplated hereby.
















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